UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

HOUSE HACK, INC.

(Exact name of issuer as specified in its charter)

Wyoming	88-3438856
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

8164 Platinum Street Ventura, CA	93004
(Address of principal executive offices)	(Zip code)

805-888-0846

(Registrant’s telephone number, including area code)

Non-Voting Common Stock

Series B Convertible Bonds

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “House Hack,” “we,” or “the company” refers to House Hack, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Business Overview

House Hack, Inc., DBA HouseHack was incorporated in the State of Wyoming on June 22, 2022. The Company has commenced operations, hired full-time employees, and purchased properties. The Company’s strategy is to locate and capitalize on “wedge” opportunities within the real estate market. A wedge opportunity represents unlocked value in a real estate asset. The Company believes wedge opportunities can be found in the acquisition and financing segments of the real estate market. The Company has already executed several successful acquisitions of wedge properties, and will continue to acquire, renovate, lease (both short, medium, and long-term rentals), manage, operate, selectively leverage, and opportunistically sell, directly or through subsidiaries, single-family residential rental properties (“SFRs”), multi-family rental properties (“MFRs”), commercial properties, and raw land in the United States.

The Company believes that wedge opportunities can be found in the real estate financing market. The Company is creating its “EquityHack” program to provide financing solutions to existing homeowners. Through the EquityHack program, the Company will invest in properties that will allow their owners to unlock equity in their property. The Company will loan property owners a negotiated amount in exchange for principal repayment, payment of a reasonable interest rate, and a portion of the proceeds from any sale of the property.

Acquisition of Wedge Properties

The Company has a team that regularly reviews available real estate in various markets each week and also uses innovative artificial intelligence software intended to assist in identifying wedge properties. A “wedge property” is one that the Company believes is under its fair market value or one for which it is able to add value through renovations or where the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. House Hack, Inc. cannot guarantee any fair market value assessment will be correct. The Company seeks to purchase these wedge properties, renovate them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested. In the marketing of this capital recapture plan, the Company refer to these as “MiniFunds”. This strategy may be subject to entirely separate regulatory approval and this Offering does not imply that MiniFunds are possible or will succeed. Market sales may also be utilized in lieu of MiniFunds, which may increase exit costs.

The Company, at some point, seeks to strategically develop and build rental properties.  The Company operates under the direction of the Company’s Officers and Board of Directors, the members of which are accountable to the Company and the Company’s shareholders. The Officers and Board of Directors will manage the acquisition and dispositions of the Company’s properties. Although the intention is to acquire SFRs and MFRs, the Board may use discretionary authority to decide which types of real estate may be acquired including commercial and raw land. While the Company was incorporated in June 2022, the Company has only actively purchased, renovated, and rented real estate since August 2023.

In traditional SFRs and MFRs investing, there are challenges to build tailored, yet diversified, SFR and MFR portfolios covering multiple markets to create attractive risk-adjusted long-term returns.

•	It is hard to source and acquire properties remotely (in multiple states). This generally requires strong knowledge of local markets.

•	Investing at scale requires a network of agents, rehabilitation teams, and property managers.

•	Investors have limited, low-cost, traditional financing options (e.g., Fannie Mae places limitations on investment properties).

•	Significant capital and infrastructure is required to acquire and manage an SFR and MFR portfolio at scale.

•	The purchase process alone involves numerous discrete steps such as sourcing and underwriting properties, selecting a property, making an offer, negotiating and signing a purchase and sale agreement, providing an earnest money deposit, applying for a mortgage, completing an HOA application, if applicable (and ensuring that HOA regulations permit the home to be rented), selecting a property manager and negotiating a property management agreement, selecting an insurance provider and negotiating the terms of insurance, coordinating inspections and appraisals, selecting a lender and negotiation loan terms when necessary, coordinating repairs to the property, scheduling closing and document review, signing closing documents, and finally taking possession of the property.

The Company aims to simplify real estate investing by eliminating barriers to entry and simplifying Investors’ participation in the SFR and MFR market by providing an efficient alternative to direct investing (avoiding the need to be on title, secure a mortgage, deal with agents, supervise rehabilitation teams and property managers, and address ownership and tenancy issues). However, it should be distinguished that Investors in the Bonds are not receiving equity in real estate company that is expected to issue dividends as is typically provided in normal real estate holding companies. Instead, Investors are participating in a Company that seeks to create a system in which it acquires and renovates properties at what it believes to be below market prices, renovate them, efficiently manage them, and repackage them into various investment vehicles so that the interests in said properties can be sold either publicly on an exchange or privately to various groups, including hedge funds and pension funds, in order to recapture initial capital along with potential appreciation, if any. Public sales are also an option, especially after the Company becomes eligible for 1031-exchanges to repeat the wedge process in a potentially tax-efficient manner. This investment is highly speculative and illiquid as Investors will most likely not be provided with a method to sell their Bonds or their Converted Shares (if any) until a potential market is created for the purchasing and selling of the Bonds or Converted Shares , if ever. The Company’s goals and vision are tenuous and may very well fail. Investors should carefully evaluate the Company and only proceed once they fully understand the speculative risks involved.

Given HouseHack’s recent start, the Company has limited its real estate diversification to just two western states as it scales, with the majority of its holdings in California. While this helps localize resources, it limits the diversification goal of the Company at this time. The Company’s Founder has substantial expertise investing in California. However, while the Founder believes stricter development standards in more politically left-leaning states is beneficial to the Company due to restricted inventory / restricted new development, there can be no guarantee of this. Rent control or other anti-landlord friendly policies may restrict the growth of HouseHack, and the Founder’s suggestions that these are advantageous to the Company are mere opinions, which may or may not be true. The same is true for the Founder’s opinions on market conditions. There can be no guarantee that a “flood” of new construction will depress rents in Florida, Texas, or otherwise, which could affect valuations in those regions. This may not be true and may be a missed opportunity. The Company does intend to expand to these regions in the future, however the timing of such expansion is predicated on the leadership of the Company’s Founder, the best interpretation of market conditions and opportunities, and the success of Phase 2. With additional fundraising, the Company may expand to the Mountain West, Midwest, Northeast and/or South within the contiguous United States.

HouseHack’s plans for Phase 2 of its business operations is to recapture capital principal and appreciation by bundling and selling its property holdings through various investment vehicles. This plan is very uncertain and risky. If the Company is unable to find a way to bundle its properties into an investment vehicle, which is described and marketed as the Company’s current “MiniFund” plan, such as a syndication, partnership, real estate investment trust (“REIT”), or a Delaware statutory Company (“DST”), then it will have limited ways of recapturing its principal and potential appreciation of its renovated properties, meaning it will not be able to liquidate its properties and continue investing in more real estate without raising additional capital, further diluting the Company’s share value. This MiniFund Phase 2 plan is untested and has no track record to rely on for success. While the Company is hopeful that this plan will succeed, there is a risk that it may not, and the Company’s growth and value will be severely limited, thereby impacting Bondholders’ investments. The Company may utilize market sales, should the Company find it beneficial to do so, though this may create additional costs.

EquityHack

A significant component of the Company’s wedge strategy is its EquityHack program. The Company believes that wedge opportunities can be found in the financing of real estate assets. Currently there are millions of real estate owners that have a great deal of equity in their real estate, and wish to unlock that equity. The EquityHack program provides a solution where the Company would provide a lump sum amount in exchange for reasonable repayment terms and a percentage of any future sale or refinancing of the property.

EquityHack plans to engage homeowners who may not have access to traditional methods of financing real estate such as bank re-financing or home equity lines of credit. The Company has a team of professionals who will work with homeowners to find an innovative and flexible solution of their funding needs. The EquityHack program will provide clear information to its customers about the homeowners’ equity and EquityHack’s offer.

The Company’s team of professionals will review all applications prior to investment. EquityHack’s evaluation will include the location of the property, the estimated value of the property, the applicant’s abilitity to repay the terms of the investment, and the amount of equity the property owner has in the property. EquityHack will make investments into single family homes, condos and townhomes, as well as multi-family properties.

Through EquityHack, the Company will loan a principal amount to a qualified property owner. The Company will negotiate loan terms which will include a principal amount and reasonable interest payments. The Company will receive a secured interest on the property and a right to share in the proceeds of any future sale or refinancing of the property.

EquityHack will receive a contract right to share in the future sale of the property. The decision to sell or refinance a home will remain with the homeowner. Further, demand for housing, or lack thereof, drives prices of real estate and causes the housing markets to rise and fall. Therefore, there is not a specified or guaranteed return to HouseHack. However, the Company will secure its investment with a lien on the property.

Description of Property

Since inception, the Company has acquired 25 properties, including 20 SFRs, 4 MFRs, 1 raw land acquisition. One of those properties purchased in 2025. The aggregate acquisition purchase price was $45,350,152. The Company has invested $1,747,036 into renovations on 21 of its properties. The properties are 100% leased as of the date of this Annual Report. Currently, the properties are wholly owned by the Company and not subject to any mortgage debt.

Employment Arrangements

Officers

As of December 27, 2024, the Company currently had five (5) full-time employees, including its officers. Throughout 2024, the Company looked thoroughly through its employment and independent contractor roster and decided to make several key decisions to downsize. This included outsourcing and consolidating the construction, software development, and accounting sections of the Company. While this move will significantly save the company revenue in 2025, it also increased the workload on the Company’s remaining employees, which may ultimately harm the Company’s ability to operate efficiently. However, the Company continues to believe that such downsizing was necessary for the time being to benefit the Company’s longevity and eventual profitability.

As of January 27, 2025, all employees of the company, including Kevin Paffrath, receive a salary and employee benefits, including health insurance and 401(k) contributions. Employees are presently compensated through a third-party payroll and benefits provider that is controlled by the Company’s Founder, which may mean employees’ actual hours and percentage of time dedicated to work at HouseHack may vary. Employee compensation and benefits or other Company expenses may change at any moment without advanced notice. Additionally, to date, Mr. Paffrath has provided the use of his private plane to the Company without any reimbursement for travel or operating costs. However, this may be subject to change in the future.

Board of Directors

As of December 31, 2024, HouseHack has contracts with one (1) of its Directors to provide additional services to the Company apart from serving on the Company’s Board of Directors. Ross Gerber provides regular and ongoing net asset value evaluations.

For the 2024 calendar year, the Company compensated three Directors of the Company for their services on the Company’s Board of Directors. The Board of Directors may later be additionally compensated, at Mr. Paffrath’s discretion, in cash or stock options, in addition to any salaries or payments they may receive as an employee or independent contractor of the Company.

Full-Time Employees

As of April 29, 2025, the Company now has four (4) full-time employees, including its officers, and no other employees.

Legal Proceedings

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The Company intends to continue to defend itself vigorously against this complaint. This matter is still undergoing discovery, and the ultimate decision is not yet determinable.

Otherwise, the Company is not a party to any legal proceedings that, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition or operating results.

In 2023, The Department of Financial Protection and Innovation of the State of California alleged that Kevin Paffrath performed unlicensed investment adviser activities in violation of California Corporations Code section 25230 from at least May 30, 2021 through June 26, 2021 during fundraising livestreams that he held on his YouTube channel for his campaign for California Governor. Mr. Paffrath agreed to enter into a Consent Order to settle the matter without either admitting or denying that he had violated any California law or regulation. As part of the Consent Order, Mr. Paffrath agreed to desist and refrain from any unlicensed investment adviser activities and to pay an administrative penalty of $5,000.00. Prior to this claim, back in September 2022, Mr. Paffrath had passed his Series 65 license exam, permitting Mr. Paffrath to become a registered investment adviser representative at his SEC registered investment adviser firm and give licensed financial advice to the firm’s clients.

On March 15, 2023, Kevin Paffrath, and other media influencers became parties (“Defendants”) to a class action suit filed in the United States District Court in the Southern District of Florida (Miami Division) by a class action investor in connection with the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX Trading Ltd. (“FTX”) and West Realm Shires Services Inc. (“West Realm”). The complaint alleges the Defendants promoted, assisted, and/or actively participated in the offer and sale of unregistered securities by FTX and West Realm, as well as allegation violations of the Florida Securities and Investor Protection Act, the Florida Deceptive and Unfair Trade Practices Act, and Civil Conspiracy. Mr. Paffrath has retained outside counsel specifically for this matter. On June 5, 2023, Mr. Paffrath and his counsel have negotiated a settlement agreement with the plaintiffs; however, this agreement is subject to judicial approval and may not be approved. The class action suit could divert the attention of Mr. Paffrath, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

On March 15, 2023, Kevin Paffrath, and other media influencers became parties (“Defendants”) to a class action suit filed in the United States District Court in the Southern District of Florida (Miami Division) by a class action investor in connection with the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX Trading Ltd. (“FTX”) and West Realm Shires Services Inc. (“West Realm”). The complaint alleges the Defendants promoted, assisted, and/or actively participated in the offer and sale of unregistered securities by FTX and West Realm, as well as allegation violations of the Florida Securities and Investor Protection Act, the Florida Deceptive and Unfair Trade Practices Act, and Civil Conspiracy. Mr. Paffrath has retained outside counsel specifically for this matter. On June 5, 2023, Mr. Paffrath and his counsel have negotiated a settlement agreement with the plaintiffs; however, this agreement is subject to judicial approval and may not be approved. The class action suit could divert the attention of Mr. Paffrath, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

No Bankruptcy, Investigations, or Criminal Proceedings

The Company, the Officers, nor any of the Affiliates have been part of any bankruptcy proceedings, proceedings whereby there was a material evaluation of the integrity or ability of the Officers, investigations regarding moral turpitude, or criminal proceedings or convictions (excluding traffic violations).

In addition to the real estate the company holds for investment, in July 2023, the company entered into a lease arrangement with The Paffrath Organization for office space for monthly base rent of $6,000. The lease is month-to-month.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2024 and 2023 should be read in conjunction with our financial statements and the related notes included in this Annual Report.

Overview

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The company has been formed to invest, directly or through subsidiaries, in real estate assets throughout the United States. The Company is focused on acquiring single family residences (“SFRs”) and multi-family residences (“MFRs”) where the Management believes that the property in priced less than properties in the same areas -- “wedge” properties. However the Company may invest opportunistically invest in other types of real estate properties. The company's headquarters are in Ventura, California.

Operating Results

For the year ended December 31, 2024, the Company earned rental income of $1,924,725 as compared to $7,197 for 2023. The Company only began acquiring properties and earning rental income in late 2023. The Company acquired several properties throughout 2024, totaling 23 properities as of December 31, 2024.

Property related costs were $709,688 in 2024 as compared to $31,327. The increase was in line with higher revenue given the properities were acquired late in 2023 and 2024, and fully operating throughout 2024. Property related costs includes utilities, repairs and maintenance, property taxes, and insurance.

Depreciation was $911,699 and $25,100 for the years ended December 31, 2024 and 2023, respectively.

Other operating expenses were $5,295,026 and $1,487,337 for the years ended December 31, 2024 and 2023, respectively. Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses.

The Company’s operating expenses rose significantly in 2024 due to the Company fully transitioning from its passive fundraising and initial property acquisition phase to its active investment phase. The Company first began searching for and acquiring investment properties in June 2023, and acquired fourteen new properties in 2024. Throughout 2024, the Company scaled up operations including increased headcount and personnel costs. The Company also incurred higher professional and advisory fees as it expanded its investment operations and corporate activities.

From June through September 2023, employees from The Paffrath Organization worked with House Hack, Inc. during this investment property search phase. HouseHack reimbursed The Paffrath Organization for wages and expenses paid from June through September 2023. Beginning October 1, 2023, those employees transferred to the Company and became full-time HouseHack employees in order to oversee the growing portfolio of properties.

Towards the end of 2024, HouseHack decided to begin downsizing its workforce and outsourcing certain company functions in order to maximize cost and effectiveness. This included reducing the total number of employees down to five full-time staff members. This enabled the company to reallocate company resources where they were most needed. By focusing in on specific areas of efficiency, HouseHack’s goal for 2025 became holding and maintaining profitability each quarter and to slowly reexpand the company’s workforce only where consistently needed while supplementing company efforts with independent contractors.

Total other income for the year ended December 31, 2024 was $190,718 as compared to $1,144,557 in 2023. Other income was comprised primarily of interest income of $412,248 and $1,060,027, respectively, generated predominately from short-term investments in US treasury bills, accrued interest and amortized discount of treasury bills held to maturity. In 2024, the Company incurred $253,512 in interest expense on its line of credit.

Net loss was $4,800,950 and $392,010 for the years ended December 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

As of December 31, 2024, we had cash of $9,902,380 and short-term investments totaling $2,616,965.

The Company has incurred losses since inception and has received minimal revenue, the company has raised funds through the following equity issuances:

•	August 2022 and September 2022, the company sold 1,000,000 shares of Voting Common Stock for $1,000,000 to Kevin Paffrath, see “Item 5. Interest of Management and Others in Certain Transactions” below for additional information.

•	From September 2022 through March 2023, the company sold units consisting a of a share of Non-Voting Common Stock and warrant coverage for $1 per unit in Regulation D offering. The warrant coverage was a sliding scale ranging from 55% (or a warrant to purchase .55 of a share of Non-Voting Stock) to 0%.In October 2022, the company issued 269,000 shares of Non-Voting Common Stock to an entity owned by its founder in exchange for certain software and intellectual property.

•	From November 2023 through December 2023, the company sold 15,211,338 shares of Non-Voting Common Stock in a Regulation A offering for gross proceeds of $15,211,338.

•	From February 2024 through May 2024, subsequent to exercise date of the warrant, the company also raised funds in a private placement under Regulation D for shares of Non-Voting Common Stock, offered at $2.00 per share. Through June 30, 2024, the company has issued 1,224,490 shares of Non-Voting Common Stock for gross proceeds of $2,448,980.

•

In April 2024, the Company called for warrant exercises related to the Company’s Regulation D Offering. Holders of the warrants had 60 days to exercise the warrants at $1.00 per share of non-voting common stock. As of May 2, 2024, the Company issued 5,199,184 shares of Non-Voting Common Stock for gross proceeds of $5,199,184.

•	In October 2024, upon the recommendation of outside counsel and broker-dealer advisers to facilitate proposed future offering plans, the Company decided to issue additional shares and warrants to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested in the Company at $2.00 per share during this offering, and the warrants were exercisable at $2.00 per share. The Company doubled these investors’ investments for this offering in order to bring their cost basis down to $1.00 per share so that all investors in the Company at that time would effectively be on equal footing with all investments at $1.00 per share. The warrant exercise price was also reduced to $1.00 per share.

•	Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5%) and be issued in principal amounts of $10,000. Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. During the year ended December 31, 2024, the Company issued convertible bonds in aggregate of $10,445,000 to various investors.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of December 31, 2024, the Company has an accumulated deficit of $5,337,562, cash of $9,902,380 and short-term investments totaling $2,616,965. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

Plan of Operation

The Company plans to continue to identify and acquire a significant amount of wedge properties to add to its current real estate portfolio.

A “wedge property” is one that the Company believes (1) is under its fair market value; (2) it can add value through renovations; or (3) the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. After acquiring wedge properties, the Company renovates them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to other investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested. In the marketing of this capital recapture plan, the Company refers to these as “MiniFunds,” which are described further below.

Since inception, the Company has acquired 25 properties, including 20 SFRs, 4 MFRs and 1 raw land acquisition. One of those properties were purchased in 2025. The aggregate acquisition purchase price was $45,350,152. The Company has invested $1,747,036 into renovations on 21 of its properties. The properties are 100% leased as of the date of this Annual Report. Currently, the properties are wholly owned by the Company and not subject to any mortgage debt.

Trend Information

The Company has a limited operating history and began to generate revenue from operations this year. The Company believes that real estate market will continue to be strong and represent a valuable investment strategy for the Company. The Company creates its value by investing in wedge properties. The Company continues to monitor industry trends such as interest rates, inventory, and new legislation such as ADU laws in California.

Recently, the State of California has enacted legislation aimed at encouraging development of ADUs. These secondary units on built on existing properties and can offer sources of income for the homeowner. Development of ADUs is relatively affordable because there are no land costs and reduced infrastructure requirements.

The company began accumulating real estate starting in August 2023. Our property operating costs will increase with additional acquired properties for real estate taxes, utilities and insurance but we expect that will be partially offset by additional rental income.

The company has benefited from increased rental income during 2024 as set forth above, while experiencing a reduction of investment interest income. We expect this trend to continue. The company will utilize invested capital, which will result in decreased interest income, in order to buy properties.

The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2024, the company’s executive officers and directors and significant employees are as follows:

Name	Position	Age	Term of Office (Date of Appointment)	Approximate hours per week
Executive Officers
Kevin Paffrath	Chief Executive Officer, Chief Financial Officer, and President	33	June 22, 2022 – Present	Full-time
Robert Carey	Secretary and Treasurer	74	June 22, 2022 – November 26, 2024	30
McKay Thomason	Chief Operating Officer	25	October 1, 2023 – Present	Full-time
Kenneth E. Traynham	Chief Legal Officer, Treasurer, and Secretary	33	October 1, 2023 – Present	Full-time
Christian Cubacub	Chief Media Officer	26	October 1, 2023 – November 15, 2024	Full-time
Nicolas Vaughn	Vice President of Construction	35	June 22, 2022 – July 24, 2024	Full-time

Directors
Kevin Paffrath	Chairman of the Board	33	June 22, 2022 – Present
Robert Carey	Director	74	June 22, 2022 – Novebmer 26, 2024
Nicholas Vaughn	Director	35	June 22, 2022 – July 24, 2024
William Stewart	Director	68	June 22, 2022 – Present
Ross Gerber	Director	53	June 22, 2022 – Present

On November 26, 2024, Mr. Robert Carey resigned as Secretary and Treasurer. Mr. Nicolas Vaughn resigned as Vice President of Construction on July 24, 2024. As of November 15, 2024, the Company’s Chief Media Officer, Christian Cubacub, is no longer employed with the Company.

On November 26, 2024, Robert Carey resigned as a member of the Board of Directors. On July 24, 2024, Mr. Nicolas Vaughn resigned as a member of the Board of Directors.

William Stewart is the father-in-law of Kevin Paffrath.

Business Experience of Management

Kevin Paffrath, Founder, Chairman of the Board, Chief Executive Officer, and President

Kevin Paffrath is the Founder, Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and President of House Hack, Inc., DBA HouseHack. Mr. Paffrath has over a decade of experience within the real estate industry. At age 18, Mr. Paffrath became a real estate agent and at 19, bought his first home. Two years later, Mr. Paffrath became a real estate broker and opened his own brokerage firm under The Paffrath Organization, DBA Meet Kevin, The No-Pressure Agent. By 2015, Mr. Paffrath was a top agent in Ventura County, California, selling over 50 properties himself in one year. To date, Mr. Paffrath has represented buyers and sellers on transactions of more than $150 million.  At The Paffrath Organization, DBA Meet Kevin, Mr. Paffrath has also purchased, managed, and sold over twenty single and multi-family “wedge” deals for his own portfolio during a period of approximately eight years. Mr. Paffrath had accumulated up to 27 properties, almost all “wedge deals”, before reducing to five to raise funds for new ventures by selling in the first two quarters of 2022. In 2018, Mr. Paffrath began sharing his knowledge on YouTube and by 2025, building a 2.02 million subscribers base, with over 700 million views on social media. His videos seek to educate viewers about real estate, personal finance, stocks, taxes, credit investing, and building wealth. He has been featured in the New York Times, Forbes, Business Insider, CNBC, The Wall Street Journal, Politico, The Washington Post, and many more. Mr. Paffrath also interviews business and thought leaders, like Kevin O’Leary from Shark Tank, the CEO of Robinhood, M1 Finance, BlockFi, Ross Gerber, and billionaire Frank Guistra. Mr. Paffrath’s experience and passion for real estate, the economy, and investing have fueled growth for his businesses. Mr. Paffrath received his B.A. in Political Science from UCLA with additional studies in economics, real estate, and accounting. He graduated in 2014. Mr. Paffrath was also a registered investment adviser representative and has passed the SIE, Series 65, Series 7, Series 63, Series 24, Series 14, and Series 27 financial licensing examinations.

Ross Gerber, Director

Ross Gerber is the Co-Founder, President, and Chief Executive Officer of Gerber Kawasaki Wealth and Investment Management (“GKM”), which began operations in 2021. Mr. Gerber oversees GKM’s corporate and investment management operations as well as serves individual clients. As of January 2022, GKM had grown to 46 employees, has over 10,000 clients, and $2.2 billion in AUM. GKM provides investment advice for the younger generation through its Get Invested program. In April 2021, GKM was one of the earliest registered investment advisors to partner with Gemini Company Company, LLC to offer digital assets to clients. Mr. Gerber has expertise in online marketing and social media. He is a co-developer of the Company’s iOS application - my-moneypage. Mr. Gerber has become an influential investor on social and in traditional media. He has been a guest on Bloomberg, Reuters, Fox Business, Yahoo Finance, CNN, CNBC and Cheddar TV. He has appeared on many of the most popular podcasts including Meet Kevin, HyperChange TV, The Dave Portnoy Show, The Pomp Podcast and many more. Mr. Gerber is also on the executive board and a past president of the Guardians of the Jewish Home in Los Angeles. Mr. Gerber received his B.A. in Communications from the University of Pennsylvania in 1993.

William Stewart, Director

William Stewart has over 35 years of real estate and professional property management experience. Mr. Stewart owned, operated and managed his own real estate office with multiple agents working under his leadership. During his real estate career, Mr. Stewart was a trainer of new agents while working for the Century 21 County Center. Mr. Stewart has held his broker’s license for over 35 years and has attended various courses in real estate throughout his career, such as the Century 21 Investment Specialist program. Mr. Stewart has personally bought and sold numerous income properties throughout his career.

McKay Thomason, Chief Operating Officer

McKay Thomason is the Chief Operating Officer at House Hack, Inc., DBA HouseHack, involved from the Company's early days. His background includes a two-year mission in Chile, where he led teams and became fluent in Spanish, skills that have served him well in real estate, evidenced by successful property flips. Prior to joining HouseHack, Mr. Thomason refined his business acumen at a sales and marketing startup. At HouseHack, he has coordinated the launch of the Company’s Regulation D and A offerings along with managing logistics, staffing, property acquisitions, renovations, and the firm's operational robustness and market growth. Mr. Thomason was also a registered investment adviser representative, holding a Series 65 license.

Kenneth E. Traynham, Esq., Chief Legal Officer, Treasurer, and Secretary

Kenneth Traynham is an experienced civil litigator and trial attorney.  Mr. Traynham is licensed to practice law in California and Texas and has successfully negotiated millions of dollars in settlements in addition to achieving a jury verdict of $1.9 million.  Mr. Traynham graduated from Loyola Law School, Los Angeles in 2019, earning a Juris Doctor degree, and graduated from The University of Texas at Austin in 2014, earning a bachelor’s degree in radio-television-film.  Prior to starting his legal career, Mr. Traynham worked in the entertainment industry where he helped produce and coordinate various film, television, and live event productions. Mr. Traynham has also passed the SIE, Series 7, Series 63, Series 24, and Series 27 financial licensing examinations. He currently serves as the in-house general counsel and Chief Legal Officer, Treasurer, and Secretary for House Hack, Inc., DBA HouseHack in addition to serving as an officer and general counsel for The Paffrath Organization, DBA Meet Kevin and RoboHack Manager, LLC.

Legal Proceedings

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The Company intends to continue to defend itself vigorously against this complaint. This matter is still undergoing discovery, and the ultimate decision is not yet determinable.

Otherwise, the Company is not a party to any legal proceedings that, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition or operating results.

In 2023, The Department of Financial Protection and Innovation of the State of California alleged that Kevin Paffrath performed unlicensed investment adviser activities in violation of California Corporations Code section 25230 from at least May 30, 2021 through June 26, 2021 during fundraising livestreams that he held on his YouTube channel for his campaign for California Governor. Mr. Paffrath agreed to enter into a Consent Order to settle the matter without either admitting or denying that he had violated any California law or regulation. As part of the Consent Order, Mr. Paffrath agreed to desist and refrain from any unlicensed investment adviser activities and to pay an administrative penalty of $5,000.00. Prior to this claim, back in September 2022, Mr. Paffrath had passed his Series 65 license exam, permitting Mr. Paffrath to become a registered investment adviser representative at his SEC registered investment adviser firm and give licensed financial advice to the firm’s clients.

On March 15, 2023, Kevin Paffrath, and other media influencers became parties (“Defendants”) to a class action suit filed in the United States District Court in the Southern District of Florida (Miami Division) by a class action investor in connection with the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX Trading Ltd. (“FTX”) and West Realm Shires Services Inc. (“West Realm”). The complaint alleges the Defendants promoted, assisted, and/or actively participated in the offer and sale of unregistered securities by FTX and West Realm, as well as allegation violations of the Florida Securities and Investor Protection Act, the Florida Deceptive and Unfair Trade Practices Act, and Civil Conspiracy. Mr. Paffrath has retained outside counsel specifically for this matter. On June 5, 2023, Mr. Paffrath and his counsel have negotiated a settlement agreement with the plaintiffs; however, this agreement is subject to judicial approval and may not be approved. The class action suit could divert the attention of Mr. Paffrath, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

No Bankruptcy, Investigations, or Criminal Proceedings

The Company, the Officers, nor any of the Affiliates have been part of any bankruptcy proceedings, proceedings whereby there was a material evaluation of the integrity or ability of the Officers, investigations regarding moral turpitude, or criminal proceedings or convictions (excluding traffic violations).

In addition to the real estate the company holds for investment, in July 2023, the company entered into a lease arrangement with The Paffrath Organization for office space for monthly base rent of $6,000. The lease is month-to-month.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2024, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Kevin Paffrath	Chief Executive Officer	$1.00	$290,000.00; (1); $ 821,868(2)	$1,144,608
McKay Thomason	Chief Operating Officer	$244,226.00	$90,000(3)	$355,184
Robert Carey	Treasurer, Secretary	$479,800.00	0	$479,800	(4)
Aggregate Annual Compensation for the Board of Directors				$100,000.00	(3)(5)

(1)	The Board approved a cash bonus to Mr. Paffrath in recognition of his service and leadership as well as his prior services to the Company at $1.00 a year. Mr. Paffrath also receives employee benefits in the form of health insurance coverage for him and his family.
(2)	As founder of the Company in 2022, Mr. Paffrath determined to pay for common shares, which otherwise he could have issued to himself. Subsequently, Mr. Paffrath entered into a Promissory Note with the Company, which is further described herein. On December 27, 2024, the Company, as authorized by the Board, considered the services and leadership Mr. Paffrath continues to provide to the Company, and determined to forgive all amounts, which at the time was principal and interest of $821,868.54, due to it from Mr. Paffrath under the August 2022 promissory note.
(3)	Annual bonuses and Board compensation were provided in the form of fifty percent cash, fifty percent non-voting common stock.
(4)	Mr. Carey provided internal accounting services and corporate finance services to the Company pursuant to an independent contractor agreement with Snarpezel.com, Inc., a firm owned and controlled by Mr. Carey. As of November 26, 2024, Mr. Carey is no longer an officer or director with the Company, and the independent contractor agreement has been discontinued.
(5)	There are two directors in this aggregate group.

Employment Arrangements

Officers

As of December 31, 2024, the Company currently had five (5) full-time employees, including its officers. Throughout 2024, the Company looked thoroughly through its employment and independent contractor roster and decided to make several key decisions to downsize. This included outsourcing and consolidating the construction, software development, and accounting sections of the Company. While this move will significantly save the company revenue in 2025, it also increased the workload on the Company’s remaining employees, which may ultimately harm the Company’s ability to operate efficiently. However, the Company continues to believe that such downsizing was necessary for the time being to benefit the Company’s longevity and eventual profitability.

As of January 27, 2025, all employees of the company, including Kevin Paffrath, receive a salary and employee benefits, including health insurance and 401(k) contributions. Employees are presently compensated through a third-party payroll and benefits provider that is controlled by the Company’s Founder, which may mean employees’ actual hours and percentage of time dedicated to work at HouseHack may vary. Employee compensation and benefits or other Company expenses may change at any moment without advanced notice. Additionally, to date, Mr. Paffrath has provided the use of his private plane to the Company without any reimbursement for travel or operating costs. However, this may be subject to change in the future.

Board of Directors

As of December 31, 2024, HouseHack has contracts with one (1) of its Directors to provide additional services to the Company apart from serving on the Company’s Board of Directors. Ross Gerber provides regular and ongoing net asset value evaluations.

For the 2024 calendar year, the Company compensated three Directors of the Company for their services on the Company’s Board of Directors. The Board of Directors may later be additionally compensated, at Mr. Paffrath’s discretion, in cash or stock options, in addition to any salaries or payments they may receive as an employee or independent contractor of the Company.

Full-Time Employees

As of April 29, 2025, the Company now has four (4) full-time employees, including its officers, and no other employees.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN

As of issuance date of these financial statements, the Company has authorized 1,000,000 shares of Voting Common Stock and 200,000,000 shares of Non-Voting Common Stock. As of issuance date of these financial statements, all 1,000,000 shares of the Company’s Voting Common Stock are issued and outstanding and approximately 48,482,334   shares of Non-Voting Common Stock and 712,500 warrants for additional shares of the Company’s Non-Voting Common Stock are issued and outstanding.

As of issuance date of these financial statements, the Company has issued $13,545,000   in unsecured convertible bonds (the “Series A Bonds”). The Series A Bonds accrue interest at five percent per annum. The Series A Bonds are convertible into the Company’s Non-Voting Stock at a fixed price of one dollar and forty cents ($1.40). Mr. Paffrath further invested into the Company by purchasing $5,000,000 of the Series A Bonds.

During HouseHack’s original Regulation D fundraising round from September 2022 through March 2023, it issued Warrants to those investors, permitting the holders of the Warrants to exercise them to purchase shares of Non-Voting Common Stock for $1.00/share when the Company called for redemption of the Warrants. These Warrants are no longer outstanding. In 2024, all the Warrants were redeemed at the holder’s request or expired unexercised.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants, and convertible securities that are currently exercisable or convertible within 60 days of the date of this Circular into the Company’s common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants, or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Kevin Paffrath is currently the 100% owner of HouseHack’s shares of Voting Common Stock. As founder of the Company in 2022, Mr. Paffrath determined to pay for common shares, which otherwise he could have issued to himself. Mr. Paffrath purchased all 1,000,000 shares of HouseHack’s Voting Common Stock for $1.00/share. To finance this purchase, the Board of Directors authorized Mr. Paffrath to purchase these shares by way of a promissory note. Mr. Paffrath’s initial amount owed under the note was partially reduced to account for his initial capital contributions to the Company and other reimbursements. As of December 27, 2024, Mr. Paffrath’s principal and interest balance for the note was $821,868.54, and the note accrues at the applicable federal rate of 4.55% per annum. On December 27, 2024, the Company, with the authorization of the Board, forgave all amounts due from Mr. Paffrath under this note.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Kevin Paffrath 8164 Platinum St. Ventura, CA 93004	Voting Common Stock	1,000,000	N/A	100%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2022, the company was to issue 100,000 shares of voting common stock to Kevin Paffrath, our founder and CEO, for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and was to mature on September 30, 2023. The note is secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founder’s personal assets. The note also was adjusted to bear interest at 4.55% per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally and thus this is considered a non-recourse.

Through December 31, 2023, Kevin Paffrath, our founder and CEO, has paid $75,000 towards the note. Additionally, the founder has advanced $172,751 in organization costs on behalf of the company, which offset the note. As of December 31, 2023, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet.

On December 27, 2024, the Company, as authorized by the Board, considered the services and leadership Mr. Paffrath continues to provide to the Company and determined to forgive all amounts due to it from Mr. Paffrath under the August 2022 promissory note. The amount of $752,249 was forgiven, along with interest of $68,268. The total amount of $800,517 was included within other operating expenses in the statements of operations and comprehensive loss.

On September 18, 2024, the Company’s Board of Directors informally met via telephone and discussed purchasing a multi-unit apartment building from our CEO, Kevin Paffrath. Mr. Paffrath was absent from the meeting given his conflict of interest with the discussion and vote. After review of independent appraisal reports regarding the subject property, the Board agreed to purchase the property so long as Mr. Paffrath agreed to sell the property at a rate lower than the fair market value of the property such that would be proportional to the normal rates that the Company would expect when purchasing the property had Mr. Paffrath not been involved in the transaction. An independent appraisal report found the property to be worth approximately $1,850,000. Mr. Paffrath agreed to sell the property to the Company for $1,600,000, and the parties subsequently entered into and closed escrow on the property a few weeks later. Regarding Mr. Paffrath’s willingness to sell the property so far below fair market value, he explained that he would rather sell the property at a discount to the Company at a discount so as to benefit the Company and to also remove the final rental property that he owned so that there would not be any appearance of conflict of interest between he and the Company by continuing to own said rental property.

In July 2023, the company entered into a lease agreement with an entity that is controlled by its founder and CEO, Kevin Paffrath, for office space for monthly base rent of $6,000. The lease is month-to-month.

In June 2022, the company entered in a consulting agreement with Snarpezel.com, Inc. (“Snarpezel”), consulting firm owned and operated by Robert Carey, an officer and director at that time. The agreement had no end term and provided for a flat monthly fee of $35,000 for 2022. The agreement was modified and reduced to $25,000 monthly July 5, 2023, and again modified February 1, 2024 to $35,000 monthly. The agreement was modified on April 5, 2024 to the monthly fee of $42,000. Snarpezel has been paid $290,000 and $101,579 in fees for the years ended November 31, 2023 and 2022, respectively.  As of December 26, 2024, Mr. Carey is no longer an officer or director of the Company, and the agreement with Snarpezel has been discontinued.

Ross Gerber, a member of the Company’s Board of Directors, owns 36% of Gerber-Kawasaki Inc. (“Gerber Kawasaki”) a retail investment firm that provided the Company with investment services during 2023 to manage treasury bill investments. Mr. Gerber received customary fees for those trading activities. The trading services terminated December 2023. Beginning January 1, 2024, Mr. Gerber began providing monthly financial statement review services and net asset value evaluations and is compensated at the monthly rate of $5,000.

ITEM 6. OTHER INFORMATION

Not applicable.

HOUSE HACK, INC.

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

House Hack, Inc.

Opinion

We have audited the accompanying consolidated financial statements of House Hack, Inc. (a Wyoming corporation, the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 30, 2025

HOUSE HACK, INC.

BALANCE SHEETS

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$9,902,380	$15,001,359
Short-term investments	2,616,965	13,889,447
Prepaid expenses	159,623	-
Due from related party	-	33,231
Escrow deposits	-	1,224,800
Subscription receivable	-	460,934
Interest receivable	5,325	198,507
Total current assets	12,684,293	30,808,278
Investments	-	1,929,454
Real estate held for investment	41,386,062	6,780,664
Total assets	$54,070,355	$39,518,396

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$17,855	$46,748
Other current liabilities	332,459	61,709
Total current liabilities	350,314	108,457
Convertible bonds	10,445,000	-
Total liabilities	10,795,314	108,457

Commitments and contingencies (Note 9)

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 48,472,864 and 40,577,123 shares issued and outstanding as of December 31, 2024 and 2023, respectively	4,848	4,058
Additional paid-in capital	48,589,593	40,694,642
Subscription receivable, related party	-	(752,249)
Accumulated other comprehensive income	18,062	-
Accumulated deficit	(5,337,562)	(536,612)
Total stockholders' equity	43,275,041	39,409,939
Total liabilities and stockholders' equity	$54,070,355	$39,518,396

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended
	December 31,
	2024	2023
Rental income	$1,924,725	$7,197
Total revenues	1,924,725	7,197

Operating expenses:
Property related costs	709,668	31,327
Depreciation	911,699	25,100
Other operating expenses	5,295,026	1,487,337
Total operating expenses	6,916,393	1,543,764

Loss from operations	(4,991,668)	(1,536,567)

Other income (expense):
Interest income	412,248	1,060,027
Interest income, related party	-	34,909
Interest expense	(295,495)	-
Dividend income	129,052	-
Realized loss on sale of securities	(55,087)	-
Other income	-	49,621
Total other income	190,718	1,144,557

Provision for income taxes	-	-
Net loss	(4,800,950)	(392,010)
Unrealized gain on available-for-sale securities	18,062	-
Net comprehensive loss	$(4,782,888)	$(392,010)

Weighted average common shares outstanding - basic and diluted	46,030,152	26,166,449
Net loss per common share - basic and diluted	$(0.10)	$(0.01)

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Subscription Receivable,	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Related Party	Income	Deficit	Equity
Balances at December 31, 2022	1,000,000	$100	22,326,645	$2,233	$23,031,862	$(752,249)	$-	$(144,602)	$22,137,344
Shares issued for cash	-	-	18,250,478	1,825	18,248,653	-	-	-	18,250,478
Offering costs	-	-	-	-	(585,873)	-	-	-	(585,873)
Net loss	-	-	-	-	-	-	-	(392,010)	(392,010)
Balances at December 31, 2023	1,000,000	100	40,577,123	4,058	40,694,642	(752,249)	-	(536,612)	39,409,939
Shares issued for cash	-	-	2,448,980	245	2,448,735	-	-	-	2,448,980
Exercise of warrants	-	-	5,199,184	520	5,198,664	-	-	-	5,199,184
Repurchase of shares	-	-	(10,000)	(1)	(9,999)	-	-	-	(10,000)
Shares issued for services	-	-	257,577	26	257,551	-	-	-	257,577
Forgiveness of subscription receivable, related party					-	752,249			752,249
Net loss	-	-	-	-	-	-	-	(4,800,950)	(4,800,950)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	18,062	-	18,062
Balances at December 31, 2024	1,000,000	$100	48,472,864	$4,848	$48,589,593	$-	$18,062	$(5,337,562)	$43,275,041

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(4,800,950)	$(392,010)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	911,699	25,100
Shares issued for services	257,577	-
Amortization of investment discount or premium	(16,185)	204,188
Realized loss on sale of securities	55,087	-
Forgiveness of subscription receivable and due from related party	820,517	-
Changes in operating assets and liabilities:
Interest receivable	193,182	(198,507)
Prepaid expenses	(159,623)	-
Due from related party	(35,037)	(33,231)
Accounts payable	(28,893)	(7,885)
Other current liabilities	270,749	(98,281)
Net cash used in operating activities	(2,531,877)	(500,626)
Cash flows from investing activities:
Purchase of investments	(17,230,964)	(13,587,145)
Proceeds from investments	30,412,061	16,802,692
Purchase of real estate	(35,517,097)	(6,805,764)
Escrow deposits used for purchase of real estate	1,224,800	(1,224,800)
Net cash used in investing activities	(21,111,200)	(4,815,017)
Cash flows from financing activities:
Proceeds from line of credit	16,533,454	-
Repayments of line of credit	(16,533,454)	-
Proceeds from convertible bonds	10,445,000	-
Shares issued for cash	2,448,980	17,789,544
Repurchase of shares	(10,000)	-
Subscription receivable	460,934	-
Exercise of warrants	5,199,184	-
Offering costs	-	(561,873)
Net cash provided by financing activities	18,544,098	17,227,671
Net change in cash and cash equivalents	(5,098,979)	11,912,028
Cash and cash equivalents at beginning of year	15,001,359	3,089,331
Cash and cash equivalents at end of year	$9,902,380	$15,001,359

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$260,513	$-

Supplemental disclosure of non cash investing and financing activities:
Unrealized gain on available-for-sale securities	$18,062	$-
Subscription receivable	$-	$460,934

See accompanying notes to financial statements.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The Company invests in real estate assets through throughout the United States, either directly or through potential subsidiaries. The Company intends to invest in “wedge” opportunities within the real estate industry. A wedge opportunity represents unrealized real estate value. The Company plans to focus on two strategies to identify and realize wedge opportunities. One strategy is to acquire wedge properties comprising various types of real estate including single family residences and multi-family apartment buildings. A “wedge property” is one that the Company believes (1) is under its fair market value; (2) it can add value through renovations; or (3) the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. After acquiring these wedge properties, the Company plans to renovate them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to other investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested

The Company's headquarters are in Ventura, California.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of December 31, 2024, the Company has an accumulated deficit of $5,337,562, cash of $9,902,380 and short-term investments totaling $2,616,965. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s accounts payable and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities which were purchased with maturities of three months or less to be cash equivalents.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000. As of December 31, 2024, the Company’s cash and cash equivalents were held at one accredited financial institution.

Investments

The Company has investments in U.S. treasury bills. The investments were initially classified as held-to-maturity, and were accounted for at amortized cost. In April 2024, the Company determined to no longer hold these securities to maturity, and as such the investments were reclassed as available-for-sale. The securities are accounted for at fair value, and unrealized gains (losses) on available-for-sale securities are included as other comprehensive income (loss) and realized gain (loss) on sale of securities are included in other income (expense). The investments are recognized as a Level 1 investment.

During the year ended December 31, 2024, the Company purchased $17,230,964 in investments and received $30,412,061 in proceeds from the sales of such investments. During the year ended December 31, 2024, the Company recognized $412,248 in interest income, consisting of earned interest based on the stated rate of the treasury bill, accrued interest and amortized discount of treasury bills held-to-maturity. As of December 31, 2024, the Company held $2,616,965 in short-term investments, consisting of U.S. treasury bills with varying maturities through May 2025.

During the year ended December 31, 2023, the Company purchased $13,587,145 in investments and received $16,802,692 in proceeds from the sales of such investments.

Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering. As of December 31, 2024 and 2023, the Company did not have any capitalized in deferred offering costs.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company allocates the land value of each acquired property using a pro rata allocation from the property’s county records. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years.

As of December 31, 2024 and 2023, the Company determined there was no impairment pertaining to its real estate owned.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. As of December 31, 2024, there was no real estate held for sale.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental income evenly on a monthly basis when earned. During the years ended December 31, 2024 and 2023, the Company recognized rental income of $1,924,725 and $7,197, respectively.

Property Related Costs

Property related costs primarily consist of property taxes, insurance, utilities, repairs and maintenance and other direct property costs. These costs are expensed as incurred.

Other Operating Expenses

Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses. These costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC

740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Income (Loss) per Common Share

The Company computes net income (loss) per share of common stock voting and non-voting combined, as each class of stock has identical rights and privileges, except for voting rights (Note 5). Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. As of December 31, 2024, potentially dilutive securities consisted of outstanding common stock warrants (see Note 6).

Comprehensive Income

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the year ended December 31, 2024, the Company’s only element of other comprehensive income was unrealized gains on U.S. treasury bills, which are classified as available-for-sale-securities beginning in April 2024.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The CODM, the Chief Executive Officer, evaluates the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, property related costs and other operating expenses. The amounts for these categories are included in the statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: REAL ESTATE HELD FOR INVESTMENT

The following is a summary of real estate held for investment:

	December 31,
	2024	2023
Buildings	$33,792,203	$4,417,693
Land	8,530,658	2,388,071
Real estate owned, at cost	42,322,861	6,805,764
Accumulated depreciation	(936,799)	(25,100)
Real estate owned, net of accumulated depreciation	$41,386,062	$6,780,664

During the year ended December 31, 2024, the Company acquired properties located in Southern California for an aggregate purchase price of $35,517,097; inclusive of improvements. The Company allocated an aggregate of $29,374,510 to buildings and the remaining $6,142,587 was allocated to land.

During the year ended December 31, 2023, the Company acquired properties located in Southern California and Utah for an aggregate purchase price of $6,805,764. The Company allocated an aggregate of $4,417,693 to buildings and the remaining $2,388,071 was allocated to land.

Depreciation expense was $911,699 and $25,100 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the Company had $0 and $1,224,800, respectively, in escrow deposits pertaining to the potential acquisition of additional properties. In 2024, the Company closed on properties for which it held escrow deposits held at December 31, 2023, and these monies were used towards the acquisitions.

NOTE 5: DEBT

Convertible Bonds

Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5% and be issued in principal amounts of $10,000.

The principal of the Bonds will be due on December 31, 2032. Beginning January 1, 2030, the Company shall have the right to pre-pay the principal amount of the Bonds.

Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. Beginning January 1, 2027, if the price of the Company’s Non-Voting Common Stock is $1.40 per share or more, the Bonds will be automatically converted to Common Stock. For the automatic conversion, if the Common Stock is publicly traded, the then-existing market price will be the price used to determine if the automatic conversion occurs.  If private, the Company will hire an independent company within 180 days of the beginning of each calendar year until maturity to perform the valuation for purposes of determining the price to trigger conversion. If conversion does not take place by Bond maturity, investors will only be entitled to a return of their principal investment in addition to any accrued and unpaid interest.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2024, the Company issued convertible bonds in aggregate of $10,445,000 to various investors.

The Company will pay interest due on the Bonds in equal monthly installments on the 21st day after the end of the month. During the year ended December 31, 2024, the Company incurred interest expense of $41,227 on the convertible bonds. As of December 31, 2024, the Company paid interest of $6,245 and the remaining interest accrued outstanding was $34,982.

Line of Credit

On January 11, 2024, the Company entered into a revolving line of credit with J.P. Morgan providing for borrowings up to $25,000,000. Borrowings under the line of credit bear interest at the base rate plus the applicable margin which was calculated to be 1.05%. Interest is payable monthly and will be due and payable on the twenty-fifth (25th) calendar day following the end of each calendar month. Interest is also payable on the date on which any payment of principal is made. The line of credit is secured by the securities or the other assets held as collateral. The proceeds from the line of credit were for the purpose of purchase of real estate assets.

During the year ended December 31, 2024, the Company borrowed and made immediate repayments of $16,533,454. As of December 31, 2024, there were no amounts outstanding under the line of credit.

During the year ended December 31, 2024, the Company paid interest of $253,512 pertaining to the line of credit.

NOTE 6: STOCKHOLDERS’ EQUITY

The Company is authorized to issue 1,000,000 voting and 200,000,000 non-voting shares of common stock, par value $0.0001 per share.

Non-voting common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Wyoming Law. Holders of non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to non-voting common stock.

Voting common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Regulation D Private Placement Memorandums

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company offered investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter.

Investors in the offering also received warrants to purchase non-voting shares in the next financing round, if any, at the price of the PPM offering, based on the timing of the investment using a sliding scale. The sliding scale started at 55% warrant coverage for investments made by September 30, 2022 and decreased to 0% through March 31, 2023. Investors who purchased courses from our founders’ related entities qualified for an additional 10% coverage. These warrants were exercisable into non-voting Common Stock in the next financing, if any, at the offering price ($1.00) of the PPM. In addition, warrants were not exercisable until the lesser of 25% or $25,000,000 of proceeds from the PPM are deployed for properties and renovations, less expenses. The warrants expired on the first business day 60 calendar days after the Company called for warrant redemption.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2024, the Company called the warrants related to the PPM. Accordingly, the Company issued 5,199,184 shares of non-voting common stock for gross proceeds of $5,199,184 upon the exercise of warrants by the holders. The warrants were exercised at a price of $1.00 per share. Any warrants not exercised were forfeited.

From February to May 2024, the Company originally issued 1,224,490 shares of non-voting common stock for proceeds of $2,448,980 via an additional Regulation D offering, at $2.00 per share. In October 2024, the Company decided to issue additional shares and warrants, if applicable, to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested at $2.00 per non-voting common share during this offering, and the warrants were exercisable at $2.00 per share. The Company issued an additional 1,224,490 shares to the investors to effectuate a $1.00 per share price of the offering. To the extent investors received warrants, the coverage was adjusted proportionally, and the exercise price was reduced from $2.00 to $1.00.

As part of this offering, the Company issued warrants to any investor that invested $100,000 or more. The respective investor received warrants for 50% of the number of shares purchased. The warrants shall be callable at the election of the Company beginning on January 1, 2026 for the fixed purchase price of $1.00 per share of Non-Voting Common Stock (as adjusted from $2.00 per share pursuant to above). Warrant funding will be due no later than the first business day 60 days after the warrants are called for redemption and will expire worthless thereafter if not exercised during the applicable redemption period. An aggregate of 712,500 warrants were issued in connection this offering, all of which are outstanding as December 31, 2024.

As of December 31, 2024 and 2023, the Company had 712,500 and 14,557,662 warrants to purchase non-voting common stock outstanding as per the PPMs above, respectively. The outstanding warrants have an exercise price of $1.00 per share.

Regulation A Offering

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338. As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024.

During the year ended December 31, 2024, the Company repurchased 10,000 shares for $10,000.

As of December 31, 2024 and 2023, the Company had $6,727 and $31,887 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

Shares Issued for Services

During the year ended December 31, 2024, the Company issued 257,577 shares of non-voting common stock for services at fair value of $257,577, or $1.00 per share.

NOTE 7: RELATED PARTY TRANSACTIONS

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and matured on September 30, 2023. The note was secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founders personal assets. The note also was adjusted to bear interest at 4.55%, per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2023, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet. In 2024, the amount was forgiven in full, along with interest of $68,268. The total amount of $820,517 was included within other operating expenses in the statements of operations and comprehensive loss.

In July 2023, the Company entered into a lease agreement with the founder for office space for monthly base rent of $6,000. The lease is month-to-month.

In September 2024, the Company purchased a multi-unit apartment building from the CEO, Kevin Paffrath for $1,600,000, which was below estimated market value based on independent appraisal.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate to net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of approximately $1,187,000 and $157,000, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2024. Therefore, a valuation allowance of $1,187,000 and $157,000 was recorded as of December 31, 2024 and 2023. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be approximately 28%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets. As of December 31, 2024, the Company has approximately $4,240,000 in net loss carryforwards to utilize indefinitely.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2022-2024 tax years remain open to examination.

NOTE 9: COMMITMENTS AND CONTIGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Ligation Matters

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The Company intends to continue to defend itself vigorously against this complaint. This matter is in the early stages and the ultimate decision is not yet determinable.

The Company is currently a named defendant in a lawsuit regarding an earnest money dispute for a purchase agreement it entered into with a third-party seller.  This litigation is pending in court and currently undergoing discovery.

NOTE 10: SUBSEQUENT EVENTS

Through the issuance date of these financial statements, the Company has received approximately $3,100,000 in additional proceeds of convertible bonds pursuant to its Regulation A offering.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated below.

Exhibit No.	Description
2.1	Articles of Incorporation of House Hack, Inc.*
2.2	Amendment to the Articles of Incorporation*
2.3	Bylaws of House Hack, Inc.*
3.1	Form of Series B Convertible Bond Agreement*
4.1	Form of Subscription Agreement*
6.1	Agreement with Snarpezel.com, Inc. dated as of June 2, 2022*
6.2	Amended Agreement with Snarpezel.com dated as of July 4, 2023*
6.3	Kevin Paffrath Promissory Note, dated January 12, 2023*

*	Incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-12564)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOUSE HACK, INC.

/s/ Kevin Paffrath
By Kevin Paffrath
Title: Chief Executive Officer and Director Date: April 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kevin Paffrath
Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer and Director
Date: April 30, 2025

/s/ Kenneth Traynham
Treasurer and Secretary
Date: April 30, 2025

/s/ William Stewart
Director
Date: April 30, 2025

/s/ Ross Gerber
Director
Date: April 30, 2025